UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Exhibit 1.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Li Auto Inc. (File No. 333-258378) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Equity Distribution Agreement between the Registrant and sales agents, dated June 28, 2022
99.1	Press Release—Li Auto Inc. Announces At-The-Market Offering of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: June 28, 2022